December 4, 2014

David Beaning, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Credit Suisse First Boston Mortgage Securities Corp. Registration Statement on Form S-3 (File No. 333-199921) Filed on November 6, 2014

Dear Mr. Beaning:

We are counsel to Credit Suisse First Boston Mortgage Securities Corp. (the “Registrant”) in connection with the above-captioned registration statement (the “Registration Statement”).  During our telephone conferences with you on November 14, 2014 and November 20, 2014, you relayed comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to the Registration Statement (the “Comments”), and we have discussed the Comments with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 1, one of which has been marked to show changes implemented in response to the Comments.

For your convenience, summaries of the Comments are repeated in italics below, followed by the Registrant’s responses.

GENERAL

1.	Please confirm the Registrant will comply with Rule 15Ga-2 to the Securities and Exchange Act of 1934 (“Rule 15Ga-2”) when it becomes effective on June 15, 2015.

The Registrant confirms that the Registrant will comply with Rule 15Ga-2 when it becomes effective on June 15, 2015 and thereafter.

Patrick T. Quinn Tel  212 504 6067   Fax  212 504 6666    pat.quinn@cwt.com

David Beaning, Esq.
December 4, 2014

2.	Please state whether the Registrant intends to carry over any filing fees paid in connection with a prior registration statement filed by the Registrant in connection with this Registration Statement.

The Registrant does not intend to carry over any filing fees paid in connection with a prior registration statement filed by the Registrant in connection with the Registration Statement.

The Registrant is in discussions with Heather Maples at the Office of Chief Counsel regarding certain fees owed in connection with certain shelf registration statements filed by the Registrant during the period from 2005 through 2007 (the “Disputed Fees”).  To facilitate review of this Registration Statement, the Registrant has paid the theoretical maximum of the Disputed Fees, subject to the understanding that if the amount of Disputed Fees actually owed is less than the amount already paid, the Registrant will be permitted to apply such excess fees to this Registration Statement.

PROSPECTUS SUPPLEMENT

3.	Please remove the paragraph referring to forward-looking statements appearing on page S-12 of the Prospectus Statement.

The Registrant has removed the paragraph in response to your Comment.

4.
Please remove references to Morningstar appearing in the Prospectus Supplement under “Ratings” if the intent is not to disclose in the Prospectus Supplement the identity of the nationally recognized statistical rating organizations (“NRSROs”) rating the asset-backed securities or their ratings of the asset-backed securities.

The Registrant has removed the paragraph on p. S-283 describing the nature of ratings given by Morningstar.

5.	Please remove references to a “free writing prospectus” appearing in the Prospectus Supplement.

The references to “this free writing prospectus” should have been to “this prospectus supplement”.  The Registrant has revised the Prospectus Supplement accordingly.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn